Exhibit 99.4

SILVERCORP METALS INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months periods ended December 31, 2013 and 2012
(Expressed in thousands of US dollars, unless otherwise stated)
(Unaudited)

SILVERCORP METALS INC.
Condensed Consolidated Interim Balance Sheets
(Unaudited) (Expressed in thousands of U.S. dollars)

	Notes	December 31, 2013	March 31, 2013
ASSETS
Current Assets
Cash and cash equivalents	22	$79,561	$72,283
Short-term investments		18,428	45,623
Trade and other receivables	23	6,019	1,442
Inventories	3	6,073	7,522
Due from related parties	12	23	123
Prepaids and deposits		5,446	5,118
		115,550	132,111
Non-current Assets
Long-term prepaids and deposits		2,053	1,877
Investment in an associate	4	6,080	6,523
Other investments	5	11,417	15,516
Plant and equipment	6	104,922	103,517
Mineral rights and properties	7	268,107	316,678
TOTAL ASSETS		$508,129	$576,222

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$32,143	$29,285
Deposits received		8,961	11,497
Dividends payable		4,017	4,204
Income tax payable		1,224	1,349
Due to related parties	12	1,640	1,207
		47,985	47,542
Non-current Liabilities
Deferred income tax liabilities		15,755	24,603
Environmental rehabilitation		6,108	5,974
Total Liabilities		69,848	78,119

Equity
Share capital	9	233,503	233,082
Share option reserve		10,051	8,314
Reserves		25,409	24,717
Accumulated other comprehensive loss	10	(927)	(1,495)
Retained earnings		106,307	155,817
Total equity attributable to the equity holders of the Company		374,343	420,435

Non-controlling interests	11	63,938	77,668
Total Equity		438,281	498,103

TOTAL LIABILITIES AND EQUITY		$508,129	$576,222
Commitments and contingencies	21

Approved on behalf of the Board:

(Signed) David Kong
Director

(Signed) Rui Feng
Director

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Income
(Unaudited) (Expressed in thousands of U.S. dollars, except for per share figures)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2013	2012	2013	2012

Sales		$23,970	$58,717	$92,265	$148,475
Cost of sales	13	13,501	21,241	50,806	57,029
Gross profit		10,469	37,476	41,459	91,446

General and administrative	14	6,338	6,445	20,893	19,482
General exploration and property investigation		654	1,345	2,466	3,198
Other taxes	15	408	854	1,575	2,502
Foreign exchange gain		(1,667)	(697)	(2,750)	(332)
Loss on disposal of plant and equipment	6	21	60	144	85
Loss on disposal of mineral rights and properties	7	181	-	181	-
Share of loss in associate	4	-	42	153	231
Impairment on associate		-	9,640	-	9,640
Impairment of mineral rights and properties	7,8,23	-	-	66,573	-
Loss on investments	5	65	78	608	671
Other income		39	(214)	(117)	(382)
Income (loss) from operations		4,430	19,923	(48,267)	56,351

Finance income	16	1,047	999	2,953	2,841
Finance costs	16	(33)	(24)	(99)	(69)
Income (loss) before income taxes		5,444	20,898	(45,413)	59,123

Income tax expense (recovery)	17	2,300	10,267	(1,734)	25,471
Net income (loss)		$3,144	$10,631	$(43,679)	$33,652

Attributable to:
Equity holders of the Company		$2,163	$5,236	$(36,476)	$20,850
Non-controlling interests	11	981	5,395	(7,203)	12,802
		$3,144	$10,631	$(43,679)	$33,652

Earnings (loss) per share attributable to the equity holders of the Company
Basic earnings (loss) per share		$0.01	$0.03	$(0.21)	$0.12
Diluted earnings (loss) per share		$0.01	$0.03	$(0.21)	$0.12
Weighted Average Number of Shares Outstanding - Basic		170,878,775	170,748,449	170,813,858	170,720,668
Weighted Average Number of Shares Outstanding - Diluted		170,925,150	171,072,001	170,813,858	171,072,034

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Comprehensive Income
(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2013	2012	2013	2012

Net income (loss)		$3,144	$10,631	$(43,679)	$33,652
Other comprehensive income, net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax of $nil		1,196	2,259	6,165	4,653
Items that will not subsequently be reclassified to net income or loss:
Unrealized loss on equity investments designated as FVTOCI, net of tax of $nil	5	(913)	(711)	(3,591)	(4,085)
Other comprehensive income, net of taxes		$283	$1,548	$2,574	$568
Attributable to:
Equity holders of the Company		$(374)	$875	$857	$(212)
Non-controlling interests		657	673	1,717	780
		$283	$1,548	$2,574	$568
Total comprehensive income (loss), net of taxes		$3,427	$12,179	$(41,105)	$34,220

Attributable to:
Equity holders of the Company		$1,789	$6,111	$(35,619)	$20,638
Non-controlling interests		1,638	6,068	(5,486)	13,582
		$3,427	$12,179	$(41,105)	$34,220

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Cash Flow
(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2013	2012	2013	2012
Cash provided by
Operating activities
Net income (loss)		$3,144	$10,631	$(43,679)	$33,652
Add (deduct) items not affecting cash:
Unwinding of discount of environmental rehabilitation		33	24	99	69
Depreciation, amortization and depletion		2,936	4,463	11,418	11,653
Share of loss in associate		-	42	153	231
Impairment on associate		-	9,640	-	9,640
Impairment of mineral rights and properties		-	-	66,573	-
Write down of inventories		-	-	-	348
Income tax expense (recovery)		2,300	10,267	(1,734)	25,471
Loss on investments		65	78	608	671
Loss on disposal of plant and equipment		21	60	144	85
Loss on disposal of mineral rights and properties		181	-	181	-
Share-based compensation		561	546	1,878	2,154
Income tax paid		(2,111)	(7,948)	(5,461)	(22,323)
Changes in non-cash operating working capital	22	2,743	20	2,948	9,341
Net cash provided by operating activities		9,873	27,823	33,128	70,992

Investing activities
Mineral rights and properties
Capital expenditures		(15,922)	(15,442)	(42,527)	(41,855)
Proceeds on disposals		13,349	-	13,349	-
Plant and equipment
Additions		(1,604)	(7,138)	(13,031)	(24,723)
Proceeds on disposals	6	1,418	-	1,418	-
Other investments
Acquisition		-	-	-	(595)
Net redemptions (purchases) of short-term investments		4,257	(13,884)	26,894	(16,239)
Proceeds on sale of a subsidiary (net of cash disposed, $4)	23	3,274	-	8,160	-
Net cash provided by (used in) investing activities		4,772	(36,464)	(5,737)	(83,412)

Financing activities
Related parties
Payments made		(320)	(16)	(1,642)	(365)
Repayments received		102	313	317	972
Non-controlling interests
Distribution		(5,168)	(7,224)	(5,168)	(14,612)
Cash dividends distributed		(4,148)	(4,295)	(12,438)	(12,820)
Proceeds from issuance of common shares		192	126	280	239
Net cash used in financing activities		(9,342)	(11,096)	(18,651)	(26,586)
Effect of exchange rate changes on cash and cash equivalents		(1,821)	1,239	(1,462)	(118)

Increase (decrease) in cash and cash equivalents		3,482	(18,498)	7,278	(39,124)

Cash and cash equivalents, beginning of the period		76,079	89,334	72,283	109,960
Cash and cash equivalents included in assets held for sale		-	(1,818)	-	(1,818)
Cash and cash equivalents, end of the period		$79,561	$69,018	$79,561	$69,018
Supplementary cash flow information	22

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital
						Accumulated		Total equity attributable
		Number of		Share option		other comprehensive	Retained	to the equity holders of	Non- controlling
	Notes	shares	Amount	reserve	Reserves	income (loss)	earnings	the Company	interests	Total equity
Balance, April 1, 2012		170,681,974	$232,678	$5,552	$24,717	$25,285	$145,580	$433,812	$77,020	$510,832
Options exercised		84,084	352	(113)	-	-	-	239	-	239
Share-based compensation		-	-	2,154	-	-	-	2,154	-	2,154
Cash dividends		-	-	-	-	-	(12,770)	(12,770)	-	(12,770)
Distribution to non-controlling interests		-	-	-	-	-	-	-	(14,612)	(14,612)
Comprehensive income (loss)		-	-	-	-	(212)	20,850	20,638	13,582	34,220
Balance, December 31, 2012		170,766,058	$233,030	$7,593	$24,717	$25,073	$153,660	$444,073	$75,990	$520,063
Options exercised		15,000	52	(18)	-	-	-	34	-	34
Share-based compensation		-	-	739	-	-	-	739	-	739
Cash dividends		-	-	-	-	-	(4,204)	(4,204)	-	(4,204)
Distribution to non-controlling interests		-	-	-	-	-	-	-	(636)	(636)
Disposition of non-controlling interests upon sale of a subsidiary		-	-	-	-	-	-	-	173	173
Comprehensive income (loss)		-	-	-	-	(26,568)	6,361	(20,207)	2,141	(18,066)
Balance, March 31, 2013		170,781,058	$233,082	$8,314	$24,717	$(1,495)	$155,817	$420,435	$77,668	$498,103
Options exercised		100,000	421	(141)	-	-	-	280	-	280
Share-based compensation	9(b)	-	-	1,878	-	-	-	1,878	-	1,878
Dividends declared	9(c)	-	-	-	-	-	(12,342)	(12,342)	-	(12,342)
Distribution to non-controlling interests	11	-	-	-	-	-	-	-	(6,521)	(6,521)
Disposition of non-controlling interests upon sale of a subsidiary	11	-	-	-	-	-	-	-	(1,723)	(1,723)
Contribution to reserves		-	-	-	692	-	(692)	-	-	-
Cumulative translation adjustment realized upon sale of a subsidiary		-	-	-	-	(289)	-	(289)	-	(289)
Comprehensive income (loss)		-	-	-	-	857	(36,476)	(35,619)	(5,486)	(41,105)
Balance, December 31, 2013		170,881,058	$233,503	$10,051	$25,409	$(927)	$106,307	$374,343	$63,938	$438,281

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties. The Company’s producing mines and other current exploration and development projects are in China.

The Company is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange.

The head office, registered address and records office of the Company are located at 200 Granville Street, Suite 1378, Vancouver, British Columbia, Canada, V6C 1S4.

The condensed consolidated interim financial statements of the Company, as at and for the three and nine months ended December 31, 2013, were authorized for issue in accordance with a resolution of the Board of Directors dated on February 12, 2013.

Operating results for the three and nine months ended December 31, 2013, are not necessarily indicative of the results that may be expected for the year ending March 31, 2014.

Details of the Company’s significant subsidiaries are as follows:

			Proportion of ownership interest held
		Place of	December 31,	March 31,	Mineral
Name of subsidiaries	Principal activity	incorporation	2013	2013	properties
Silvercorp Metals China Inc.	Holding company	Canada	100%	100%
Silvercorp Metals (China) Inc.	Holding company	China	100%	100%
0875786 B.C. LTD.	Mining	Canada	100%	100%
Fortune Mining Limited	Holding company	BVI (i)	100%	100%	RZY
Fortune Copper Limited	Holding company	BVI	100%	100%
Fortune Gold Mining Limited	Holding company	BVI	100%	100%
Victor Resources Ltd.	Holding company	BVI	100%	100%
Yangtze Mining Ltd.	Holding company	BVI	100%	100%
Victor Mining Ltd.	Holding company	Barbados	100%	100%
Yangtze Mining (H.K.) Ltd.	Holding company	Hong Kong	100%	100%
Fortune Gold Mining (H.K.) Limited	Holding company	Hong Kong	100%	100%
Wonder Success Limited	Holding company	Hong Kong	100%	100%
Henan Huawei Mining Co. Ltd. ("Henan Huawei")	Mining	China	80%	80%	HPG, LM
Henan Found Mining Co. Ltd. ("Henan Found")	Mining	China	77.5%	77.5%	Ying, TLP
Zhongxing Mining Co., Ltd. ("ZX")	Mining	China	0%	69.75%	XBG
Songxian Gold Mining Co., Ltd. ("SX Gold")	Mining	China	77.5%	77.5%	XHP
Xinshao Yunxiang Mining Co., Ltd. ("Yunxiang")	Mining	China	70%	70%	BYP
Guangdong Found Mining Co. Ltd. (Guangdong Found")	Mining	China	95%	95%	GC
(i) British Virgin Island ("BVI")

Details of the Company’s associate are as follows:

			Proportion of ownership interest held
		Place of	December 31,	March 31,
Name of associate	Principal activity	incorporation	2013	2013
New Pacific Metals Corp. ("NUX")	Mining	Canada	16.2%	16.1%

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2013. These condensed consolidated interim financial statements follow the same significant accounting policies set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2013, and the policies set forth in note 2(b).

(b) Adoption of new accounting standards

IAS 1 – Presentation of Financial Statements amendment issued by the IASB in June 2011 provides improved consistency and clarity of the presentation of items of other comprehensive income. The main change was a requirement to group items presented in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently. This amendment is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted.

IFRS 10 – Consolidated Financial Statements supersedes SIC 12 – Consolidation – Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements. IFRS 10 establishes the principle and application of control as the basis for an investor to identify whether an investor controls an investee and thereby requiring consolidation. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IFRS 11 – Joint Arrangements establishes the principle a joint arrangement is classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangement, rather than its legal form. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IFRS 12 – Disclosure of Interests in Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IAS 28 – Investments in Associates and Joint Ventures prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method for investments in associates and joint ventures. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

Effective April 1, 2013, the Company adopted all of the above standards. The adoption of these standards did not have a material impact on the condensed consolidated interim financial statements.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

(c) Accounting standards issued but not yet in effective

IFRIC 21 – Levies, an interpretation of IAS 37 was issued by the IASB in May 2013 and provides interpretation on when to recognize a liability for a levi imposed by a government and clarifies the criteria for the recognition of a liability. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The Company is still in the process of assessing the impact of the application of IFRIC 21 on the consolidated financial statements.

3.	INVENTORIES

Inventories consist of the following:

	December 31, 2013	March 31, 2013
Direct smelting ore and stockpile ore	$398	$1,563
Concentrate inventory	1,239	1,853
Total stockpile and concentrate	1,637	3,416
Material and supplies	4,436	4,106
	$6,073	$7,522

The amount of inventories recognized as expenses during the three and nine months ended December 31, 2013 and 2012 were equivalent to the cost of sales.

For the three and nine months ended December 31, 2013, the Company did not write down any stockpile and concentrate inventory. For the three and nine months ended December 31, 2012, the amount being written down to net realizable value were $nil and $348, respectively.

4.	INVESTMENT IN AN ASSOCIATE

New Pacific Metals Corp. (“NUX”) is a Canadian public company listed on the TSX (symbol: NUX). NUX is a related party of the Company by way of two common directors and officers.

As at December 31, 2013, the Company owned 10,806,300 common shares (March 31, 2013 – 10,806,300) of NUX, representing an ownership interest of 16.2% (March 31, 2013 – 16.1%).

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company accounts for its investment in NUX common shares using the equity method since it is able to exercise significant influence over the financial and operating policies of NUX. The summary of the investment in NUX common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUX's
	Number of		common shares per
	shares	Amount	quoted market price
Balance, April 1, 2012	9,956,300	$15,872	$9,367
Acquisition of shares from market	850,000	595
Share of loss		(197)
Impairment		(9,640)
Foreign exchange impact		(107)
Balance, March 31, 2013	10,806,300	$6,523	$6,703
Share of loss		(153)
Foreign exchange impact		(290)
Balance, December 31, 2013	10,806,300	$6,080	$3,556

As of February 12, 2014, the quoted market price per share of NUX was $0.42, the quoted market value of the Company’s investment in NUX was $4,539.

5.	OTHER INVESTMENTS

		December 31, 2013	March 31, 2013
Equity investments designated as FVTOCI
Publicly-traded companies	(a)	$1,499	$5,236
Yongning Smelting Co. Ltd.	(b)	9,912	9,653
Jinduicheng Xise (Canada) Co. Ltd.	(c)	-	-
Warrants	(a)	6	627
		$11,417	$15,516

(a) Investments in publicly-traded companies with no significant influence

The Company’s investments in publicly-traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market, or through private placements. These equity interests are for long-term investment purposes and consist of common shares and warrants.

Common shares are designated as fair value through other comprehensive income (“FVTOCI”) and are measured at fair value on initial recognition and subsequent measurement. As of December 31, 2013, none of the shares held by the Company represented more than 10% of the respective outstanding shares of investees.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

Warrants, by their nature, meet the definition of derivatives and are classified as fair value through profit or loss (“FVTPL”). The fair value of the warrants was determined using the Black-Scholes pricing model as at the acquisition date, as well as at each period end. For the three and nine months ended December 31, 2013, fair value changes in the amount of $65 and $608, respectively, are recorded in loss on investments (for three and nine months ended December 31, 2012 – loss of $78 and $671, respectively).

Common shares:

		Accumulated mark-to-market gain
	Fair value	(loss) included in OCI
April 1, 2012	$11,890	$4,151
Unrealized loss on equity investments designated as FVTOCI	(6,554)	(6,554)
Impact of foreign currency translation	(100)	-
March 31, 2013	$5,236	$(2,403)
Unrealized loss on equity investments designated as FVTOCI	(3,591)	(3,591)
Impact of foreign currency translation	(146)	-
December 31, 2013	$1,499	$(5,994)

Warrants:

		Accumulated mark-to-market gain
	Fair value	(loss) included in net income
April 1, 2012	$2,292	$716
Loss on investments	(1,651)	(1,651)
Impact of foreign currency translation	(14)	-
March 31, 2013	$627	$(935)
Loss on investments	(608)	(608)
Impact of foreign currency translation	(13)	-
December 31, 2013	$6	$(1,543)

(b) Luoyang Yongning Smelting Co. Ltd. (“Yongning Smelting”)

Yongning Smelting is a private company based in China. The Company invested in Yongning Smelting through its subsidiary Henan Found. As at December 31, 2013, the Company’s total investment in Yongning Smelting is $9,912 (RMB 60 million) (March 31, 2013 - $9,653, RMB 60 million), representing 15% (March 31, 2013 - 15%) of Yongning Smelting’s equity interest. The Company determined that there were no significant changes in the fair value of the investment during the period. The investment in Yongning is for long-term investment purposes and consists of common shares of Yongning.

(c) Jinduicheng Xise (Canada) Co. Ltd. (“Jinduicheng”)

Jinduicheng is a private mining company based in Canada. The Company invested in Jinduicheng through a private placement. As at December 31, 2013, the Company’s total investment in Jinduicheng represents 6% (March 31, 2013 - 6%) of Jinduicheng’s total equity interest. The fair value of the investment as at December 31, 2013 was determined to be $nil (March 31, 2013 - $nil), using a market based approach taking into consideration Jinduicheng’s mineral reserve and resource data and its financial position as at December 31, 2013. The investment in Jinduicheng is for long-term investment purposes and consists of common shares of Jinduicheng.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

6.	PLANT AND EQUIPMENT

Plant and equipment consist of:

	Land and	Office		Motor	Construction
Cost	building	equipment	Machinery	vehicle	in progress	Total
Balance as at April 1, 2012	$47,250	$3,051	$18,167	$5,570	$6,580	$80,618
Additions	7,193	1,619	2,862	887	28,110	40,671
Disposals	(53)	(108)	(96)	(440)	-	(697)
Reclassification of asset groups	956	700	(1,177)	758	(1,237)	-
Impact of foreign currency translation	660	27	257	84	393	1,421
Balance as at March 31, 2013	$56,006	$5,289	$20,013	$6,859	$33,846	$122,013
Additions	619	1,246	2,142	788	5,374	10,169
Disposals	(5,594)	(363)	(1,191)	(485)	(64)	(7,697)
Reclassification of asset groups	25,843	38	4,387	2	(30,270)	-
Impact of foreign currency translation	1,583	62	588	179	612	3,024
Ending balance as at December 31, 2013	$78,457	$6,272	$25,939	$7,343	$9,498	$127,509

Accumulated depreciation and amortization
Balance as at April 1, 2012	$(4,370)	$(1,355)	$(4,193)	$(1,912)	$-	$(11,830)
Disposals	10	74	25	359	-	468
Depreciation and amortization	(2,685)	(667)	(2,526)	(1,065)	-	(6,943)
Reclassification of asset groups	2	(253)	314	(63)	-	-
Impact of foreign currency translation	(76)	(5)	(78)	(32)	-	(191)
Balance as at March 31, 2013	$(7,119)	$(2,206)	$(6,458)	$(2,713)	$-	$(18,496)
Disposals	561	232	388	374	-	1,555
Depreciation and amortization	(1,943)	(884)	(1,475)	(861)	-	(5,163)
Impact of foreign currency translation	(171)	(58)	(180)	(74)	-	(483)
Ending balance as at December 31, 2013	$(8,672)	$(2,916)	$(7,725)	$(3,274)	$-	$(22,587)

Carrying amounts
Balance as at March 31, 2013	$48,887	$3,083	$13,555	$4,146	$33,846	$103,517
Balance as at December 31, 2013	$69,785	$3,356	$18,214	$4,069	$9,498	$104,922

During the three and nine months ended December 31, 2013, plant and equipment from the Silvertip property were disposed for proceeds of $1,418 and $1,418, respectively (three and nine months ended December 31, 2012 – $nil) without gain or loss.

During the three and nine months ended December 31, 2013, plant and equipment from the XBG property with net book value of $4,471 and $4,471, respectively (three and nine months ended December 31, 2012 - $nil) were disposed of as part of the sale of the Company’s subsidiary ZX.

During the three and nine months ended December 31, 2013, certain plant and equipment from other operations were disposed for proceeds of $nil (three and nine months ended December 31, 2012 - $nil) and loss of $21 and $144, respectively (three and nine months ended December 31, 2012 – loss of $60 and $85, respectively).

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

7.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

Cost	Ying	TLP	HPG	LM	BYP	GC	XBG	XHP	RZY	Silvertip	Total
Balance as at April 1, 2012	$66,019	$14,043	$6,653	$11,374	$55,858	$76,980	$12,334	$13,564	$-	$27,137	$283,962
Capitalized expenditures	17,316	4,607	3,017	8,372	5,715	15,763	979	6,094	1,382	2,021	65,266
Mining exploration tax credit	-	-	-	-	-	-	-	-	-	(25)	(25)
Environmental rehabiliation	17	886	-	-	496	21	-	-	-	-	1,420
Disposition of mineral property	-	-	-	-	-	-	-	-	(1,167)	-	(1,167)
Foreign currecy translation impact	1,074	242	124	248	820	1,195	178	251	14	(469)	3,677
Balance as at March 31, 2013	$84,426	$19,778	$9,794	$19,994	$62,889	$93,959	$13,491	$19,909	$229	$28,664	$353,133
Capitalized expenditures	13,455	3,035	3,303	6,871	1,330	13,932	363	1,538	-	945	44,772
Impairment loss	-	-	-	-	(49,606)	-	(1,554)	-	-	(15,413)	(66,573)
Disposition of mineral property	-	-	-	-	-	-	(12,500)	-	-	(13,530)	(26,030)
Foreign currecy translation impact	2,365	565	301	616	994	2,594	200	547	(10)	(666)	7,506
Ending balance as at December 31, 2013	$100,246	$23,378	$13,398	$27,481	$15,607	$110,485	$-	$21,994	$219	$-	$312,808

Accumulated depletion
Balance as at April 1, 2012	$(18,531)	$(1,142)	$(1,536)	$(2,102)	$(2,064)	$-	$-	$(66)	$-	$-	$(25,441)
Depletion	(4,464)	(760)	(693)	(632)	(3,860)	-	-	(141)	-	-	(10,550)
Foreign currecy translation impact	(301)	(24)	(29)	(36)	(72)	-	-	(2)	-	-	(464)
Balance as at March 31, 2013	$(23,296)	$(1,926)	$(2,258)	$(2,770)	$(5,996)	$-	$-	$(209)	$-	$-	$(36,455)
Depletion	(2,839)	(736)	(626)	(630)	(2,028)	-	-	(327)	-	-	(7,186)
Foreign currecy translation impact	(657)	(60)	(68)	(82)	(184)	-	-	(9)	-	-	(1,060)
Ending balance as at December 31, 2013	$(26,792)	$(2,722)	$(2,952)	$(3,482)	$(8,208)	$-	$-	$(545)	$-	$-	$(44,701)

Carrying amounts
Balance as at March 31, 2013	$61,130	$17,852	$7,536	$17,224	$56,893	$93,959	$13,491	$19,700	$229	$28,664	$316,678
Balance as at December 31, 2013	$73,454	$20,656	$10,446	$23,999	$7,399	$110,485	$-	$21,449	$219	$-	$268,107

During the three and nine months ended December 31, 2013, the Company recognized total impairment losses of $nil and $66,573, before tax, respectively (three and nine months ended December 31, 2012 -$nil) on its mineral rights and properties; of which $49,606 related to the BYP property, $1,554 related to the XBG property and $15,413 related to the Silvertip property.

During the three and nine months ended December 31, 2013, the Silvertip property was disposed for proceeds of $13,349 and $13,349, respectively (three and nine months ended December 31, 2012 - $nil) and loss of $181 and $181, respectively (three and nine months ended December 31, 2012 - $nil).

During the three and nine months ended December 31, 2013, the XBG property with net book value of $12,500 and $12,500, respectively (three and nine months ended December 31, 2012 - $nil) were disposed of as part of the sale of the Company’s subsidiary ZX.

8.	IMPAIRMENT

During the nine months ended December 31, 2013, due to declining metal prices and lower than expected results on certain of the Company’s mineral interests, the Company assessed the recoverable amounts of each cash-generating units (“CGU”) to determine if there were any impairments in the period.

The recoverable amounts of the Company’s mineral rights and properties are determined based on their relevant CGU’s future after tax cash flows expected to be derived and represent each CGU’s fair value less estimated costs to sell (“FVLCTS”). The after tax cash flows were determined based on cash flow projections which incorporate management’s best estimates of future metal prices, production levels, recoverable reserves and resources, operating costs, capital expenditures, inflation, tax rates, foreign exchange rates, discount rates and net asset value (“NAV”) multiples over the life of the properties. The significant assumptions used in calculating the Company’s after tax cash flows included a long-term silver price of $18.50 per ounce, a discount rate of 8%, an income tax rate of 25%, and recoverable reserves and resources based on the most recent 43-101 technical reports.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

Based on the impairment assessment performed by the Company on its CGUs, the Company concluded that the recoverable amount of its CGUs exceeded their carrying values for all properties except for its BYP property, which is included in the Hunan segment, and an impairment of $nil and $49,606, respectively was recognized in the three and nine months ended December 31, 2013 (three and nine months ended December 31, 2012 - $nil).

9.	SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value. All shares issued as at December 31, 2013, were fully paid.

(b) Stock options

The Company has a stock option plan, which allows for the maximum number of common shares to be reserved for issuance on the exercise of options granted under the stock option plan to be a rolling 10% of the issued and outstanding common shares from time to time. The maximum exercise period may not exceed 10 years from the date of the grant of the options to employees, officers, and consultants. The following is a summary of option transactions:

		Weighted average
	Number of	exercise price per
	shares	share CAD$
Balance, April 1, 2012	3,834,253	$7.23
Options granted	1,520,000	5.21
Options exercised	(99,084)	2.81
Options forfeited	(349,000)	8.50
Options expired	(402,200)	6.82
Balance, March 31, 2013	4,503,969	$6.58
Options granted	876,000	3.34
Options exercised	(100,000)	2.89
Options forfeited	(198,500)	6.68
Options expired	(222,500)	6.16
Balance, December 31, 2013	4,858,969	$6.09

During the nine months ended December 31, 2013, a total of 876,000 options with a life of five years were granted to directors, officers, and employees at an exercise price ranging from CAD$3.25 to CAD$3.41 per share subject to a vesting schedule over a four-year term with 6.25% options vesting every three months from the date of grant.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

The fair value of stock options granted during the nine months ended December 31, 2013 and 2012 were calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Nine months ended December 31,
	2013	2012
Risk free interest rate	1.43%	1.15%
Expected life of option in years	3.12 years	3.12 years
Expected volatility	57%	62%
Expected dividend yield	3.0%	1.8%
Estimated forfeiture rate	11%	10%
Weighted average share price	$ 3.34	$ 5.70

The weighted average grant date fair value of options granted during the nine months ended December 31, 2013 was CAD$1.10 (nine months ended December 31, 2012 - CAD$2.18). Volatility was determined based on the historical volatility of the Company’s shares over the estimated life of stock options. For the three and nine months ended December 31, 2013, a total of $561 and $1,878, respectively (three and nine months ended December 31, 2012 - $546 and $2,154, respectively) in share-based compensation expenses was recognized and included in the general and administrative expenses on the consolidated statements of income.

The following table summarizes information about stock options outstanding at December 31, 2013:

				Number of
	Number of options			options
	outstanding at	Weighted average	Weighted average	exercisable at	Weighted average
Exercise price	December 31,	remaining contractual	exercise price in	December 31,	exercise price in
in CAD$	2013	life (Years)	CAD$	2013	CAD$
$2.65	482,001	0.30	$2.65	482,001	$2.65
7.00	285,500	1.01	7.00	285,500	7.00
7.40	168,250	1.30	7.40	168,250	7.40
8.23	317,437	1.75	8.23	236,437	8.23
12.16	200,781	2.01	12.16	137,972	12.16
14.96	173,500	2.27	14.96	108,438	14.96
9.20	242,500	2.43	9.20	136,414	9.20
7.27	283,500	2.90	7.27	141,750	7.27
6.69	436,000	3.18	6.69	190,755	6.69
6.53	289,000	3.46	6.53	108,376	6.53
5.35	366,500	3.60	5.35	114,536	5.35
5.40	362,500	3.92	5.40	90,625	5.40
3.91	395,500	4.18	3.91	74,163	3.91
3.25	386,500	4.42	3.25	48,315	3.25
3.41	469,500	4.70	3.41	29,348	3.41
$2.65 - 14.96	4,858,969	2.90	$6.09	2,352,880	$6.67

(c) Cash dividends declared

During the three and nine months ended December 31, 2013, dividends of $4,017 and $12,342, respectively (three and nine months ended December 31, 2012 - $4,291 and $12,770, respectively) were declared.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

10.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	December 31, 2013	March 31, 2013
Change in fair value on equity investments designated as FVTOCI	$(27,995)	$(24,404)
Currency translation adjustment	27,068	22,909
Balance, end of the period	$(927)	$(1,495)

The unrealized loss on equity investments designated as FVTOCI and change in currency translation adjustment are net of nil tax for all periods presented.

11.	NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

			Henan		Guangdong		Qinghai
	Henan Found	ZX/CX	Huawei	Yunxiang	Found	SX Gold	Found	Total
Balance, April 1, 2012	$44,838	$5,110	$3,782	$15,525	$2,197	$5,651	$(83)	$77,020
Share of net income (loss)	12,669	(128)	2,572	348	(4)	(535)	(90)	14,832
Share of other comprehensive income (loss)	537	63	74	201	37	(21)	-	891
Distribution	(14,297)	-	(951)	-	-	-	-	(15,248)
Disposition upon sale of a subsidiary	-	-	-	-	-	-	173	173
Balance, March 31, 2013	$43,747	$5,045	$5,477	$16,074	$2,230	$5,095	$-	$77,668
Share of net income (loss)	4,283	(33)	821	(120)	(16)	(397)	-	4,538
Share of impairment loss	-	(470)	-	(11,271)	-	-	-	(11,741)
Share of other comprehensive income (loss)	1,270	-	164	237	120	(74)	-	1,717
Distribution	(5,537)	-	(984)	-	-	-	-	(6,521)
Disposition upon sale of a subsidiary	2,819	(4,542)	-	-	-	-	-	(1,723)
Balance, December 31, 2013	$46,582	$-	$5,478	$4,920	$2,334	$4,624	$-	$63,938

As at December 31, 2013, non-controlling interests in Henan Found, Henan Huawei, Yunxiang, Guangdong Found and SX Gold were 22.5%, 20%, 30%, 5% and 22.5%, respectively.

During the nine months ended December 31, 2013, the Company disposed its 69.75% interest in ZX.

12.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are as follows:

Due from related parties	December 31, 2013	March 31, 2013
NUX (a)	$23	$41
Henan Non-ferrous Geology Bureau (b)	-	50
Henan Xinhui Mining Co., Ltd. (g)	-	32
	$23	$123

Due to related parties	December 31, 2013	March 31, 2013
Henan Non-ferrous Geology Bureau (b)	$1,342	$-
Parkside Management Ltd. (e)	298	-
GRT (h)	-	1,207
	$1,640	$1,207

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

(a)

According to a services and administrative costs reallocation agreement between the Company and NUX, the Company recovers costs for services rendered to NUX and expenses incurred on behalf of NUX. During the three and nine months ended December 31, 2013, the Company recovered $67 and $336, respectively (three and nine months ended December 31, 2012 - $135 and $405, respectively) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)

Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. During the three and nine months ended December 31, 2013, Henan Found declared dividends of $5,537 and $5,537, respectively (three and nine months ended December 31, 2012 - $7,224 and $14,297, respectively) to Henan Geology Bureau. As of December 31, 2013, dividends of $4,184 were paid.

(c)

For the three and nine months ended December 31, 2013, the Company paid $86 and $290, respectively (three and nine months ended December 31, 2012 - $102 and $295, respectively) consulting fees to McBrighton Consulting Ltd., a private consulting services company controlled by a director of the Company.

(d)

For the three and nine months ended December 31, 2013, the Company paid $nil and $102, respectively (three and nine months ended December 31, 2012 - $112 and $413, respectively) consulting fees to R. Feng Consulting Ltd., a private consulting services company controlled by a director of the Company.

(e)

For the three and nine months ended December 31, 2013, the Company paid $201 and $407, respectively (three and nine months ended December 31, 2012 - $nil) consulting fees to Parkside Management Limited, a private consulting services company controlled by a director of the Company.

(f)

The Company rents an Beijing office (6,700 square feet) from a relative of a director of the Company for $12 (RMB 74,712) per month. During the three and nine months ended December 31, 2013, total rents were $36 and $108, respectively (three and nine months ended December 31, 2012 - $36 and $108, respectively).

(g)

Henan Xinhui Mining Co., Ltd. (“Henan Xinhui”) is a 20% equity interest holder of Henan Huawei. During the three and nine months ended December 31, 2013, Henan Huawei declared and paid dividends of $984 and $984, respectively (three and nine months ended December 31, 2012 - $nil and $315, respectively) to Henan Xinhui.

(h)

GRT Mining Investment (Beijing) Co., Ltd. (“GRT”), a private company controlled by a relative of a director, is a 5% equity interest holder of Guangdong Found. There were no transactions between GRT and the Company during the nine months period ended December 31, 2013.

Transactions with related parties are made on normal commercial terms and are considered to be at arms length. The balances with related parties are unsecured, non-interest bearing, and due on demand.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

13.	COST OF SALES

Cost of sales consists of:

	Three months ended December 31,		Nine months ended December 31,
	2013	2012	2013	2012
Direct mining and milling cost	$10,919	$17,119	$40,498	$46,114
Depreciation, amortization and depletion	2,582	4,122	10,308	10,567
Write down of inventories	-	-	-	348
Cost of sales	$13,501	$21,241	$50,806	$57,029

14.	GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Three months ended December 31,		Nine months ended December 31,
General and administrative	2013	2012	2013	2012
Office and administrative expenses	$3,018	$3,361	$8,687	$8,456
Amortization and depreciation	354	341	1,110	1,086
Salaries and benefits	2,018	1,702	6,440	6,001
Share-based compensation	561	546	1,878	2,154
Professional fees	387	495	2,778	1,785
	$6,338	$6,445	$20,893	$19,482

15.	OTHER TAXES

Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

16.	FINANCE ITEMS

Finance items consist of:

	Three months ended December 31,		Nine months ended December 31,
Finance income	2013	2012	2013	2012
Interest income	$1,047	$999	$2,953	$2,841

	Three months ended December 31,		Nine months ended December 31,
Finance costs	2013	2012	2013	2012
Unwinding of discount of environmental rehabilitation provision	$33	$24	$99	$69

17.	INCOME TAX

Income tax expense (recovery) consists of:

	Three months ended December 31,		Nine months ended December 31,
Income tax expense (recovery)	2013	2012	2013	2012
Current	$693	$9,609	$5,318	$21,700
Deferred	1,607	658	(7,052)	3,771
	$2,300	$10,267	$(1,734)	$25,471

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

For three and nine months ended December 31, 2013, deferred income tax recovery of $nil and $12,036, respectively (three and nine months ended December 31, 2012 - $nil and $nil, respectively) were recovered from the impairment of mineral rights and properties.

18.	CAPITAL DISCLOSURES

The Company’s objectives for capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirement on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in equity. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and is monitored by the Board of Directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through profitable operations and issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

19.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of December 31, 2013 and March 31, 2013, the Company did not have financial liabilities measured at fair value on a recurring basis.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$79,561	$-	$-	$79,561
Common shares of publicly traded companies	1,499	-	-	1,499
Yongning Smelting Co. Ltd.	-	-	9,912	9,912
Jinduicheng Xise (Canada) Co. Ltd.(1)	-	-	-	-
Warrants	-	6	-	6
(1) Level 3 financial instrument

Fair value of the other financial instruments excluded from the table above approximates to their carrying amount as of December 31, 2013 and March 31, 2013, respectively.

Reconciliation of level 3 fair value measurement of financial assets is as follows:

	Fair value through other comprehensive income
	Yongning Smelting	Jinduicheng	Total
Balance at April 1, 2012	$9,525	$22,050	$31,575
Other comprehensive loss arising on revaluation	-	(22,001)	(22,001)
Foreign exchange impact	128	(49)	79
Balance at March 31, 2013	$9,653	$-	$9,653
Foreign exchange impact	259	-	259
Balance at December 31, 2013	$9,912	$-	$9,912

(b)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short-term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.
In the normal course of business the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	December 31, 2013	March 31, 2013
	Within a year
Accounts payable and accrued liabilities	$32,143	$29,285
Dividends payable	4,017	4,204
	$36,160	$33,489

(c) Foreign exchange risk

The Company undertakes transactions denominated in foreign currencies and is exposed to foreign exchange risk arising from such transactions.
The Company conducts its mining operations in China; therefore the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

	December 31, 2013	March 31, 2013
Financial assets denominated in U.S. Dollars	$1,383	$14,432
Financial assets denominated in Chinese RMB	$77,345	$102,294

As at December 31, 2013, with other variables unchanged, a 1% strengthening (weakening) of the RMB against the USD would have increased (decreased) net income by approximately $1.3 million.

As at December 31, 2013, with other variables unchanged, a 1% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $0.01 million.

(d)Interest rate risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash equivalents and short term investments primarily includes highly liquid investments that earn interest at market rates that are fixed to maturity or at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in interest rates do not have significant impact on the fair values of the financial instruments as of December 31, 2013.

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company has trade receivables from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals. The historical level of customer defaults is zero and aging of trade receivables are no more than 180 days, and, as a result, the credit risk associated with trade receivables from customers as at December 31, 2013 is considered to be immaterial. There were no amounts in receivable which were past due at December 31, 2013 (at March 31, 2013 -$nil).

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at December 31, 2013, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $0.2 million.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

20.	SEGMENTED INFORMATION

Operating segments are components of the Company whose separate financial information is available and that is evaluated regularly by the Company’s Chief Executive Officer, who is the Chief Operating Decision Maker. The format for segment reporting is based on major project segments segregated by significant geographic locations. The project segments are determined based on the Company’s management and internal reporting structure as follows:

Operational Segments	Subsidiaries Included in the Segment	Properties Included in the Segment
China
Henan Luoning	Henan Found and Henan Huawei	Ying, TLP, HPG and LM
Henan Songxian	SX Gold and Zhongxing	XHP and XBG
Hunan	Yunxiang	BYP
Guangdong	Guangdong Found	GC
Other	Silvercorp Metals (China) Inc.	N/A
Canada
Silvertip	0875786 B.C. Ltd.	Silvertip
Head Office	Silvercorp Metals Inc.	N/A
Other Regions	BVI and Barbados' holding companies	RZY

(a) Geographic information for certain long-term assets are as follows:

December 31, 2013
	China					Canada
	Henan	Henan						Other	Total
Balance sheet items:	Luoning	Songxian	Hunan	Guangdong	Other	Silvertip	Head Office	Regions
Plant and equipment	$45,908	$9,028	$6,253	$41,662	$1,603	$-	$468	$-	$104,922
Mineral rights and properties	128,555	21,449	7,399	110,485	-	-	-	219	268,107
Investment in an associate	-	-	-	-	-	-	4,894	1,186	6,080
Other investments	9,912	-	-	-	-	-	1,028	477	11,417

March 31, 2013
	China					Canada
	Henan	Henan						Other	Total
Balance sheet items:	Luoning	Songxian	Hunan	Guangdong	Other	Silvertip	Head Office	Regions
Plant and equipment	$40,597	$13,914	$4,823	$39,884	$1,641	$1,560	$1,098	$-	$103,517
Mineral rights and properties	103,742	33,191	56,893	93,959	-	28,664	-	229	316,678
Investment in an associate	-	-	-	-	-	-	5,281	1,242	6,523
Other investments	9,653	-	-	-	-	-	5,030	833	15,516

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

(b) Geographic information for operating results are as follows:

Three months ended December 31, 2013
	China					Canada
	Henan	Henan						Other	Total
Statement of operations:	Luoning	Songxian	Hunan	Guangdong	Other	Silvertip	Head Office	Regions
Sales	$22,924	$-	$1,046	$-	$-	$-	$-	$-	$23,970
Cost of sales	(12,493)	-	(1,008)	-	-	-	-	-	(13,501)
Gross profit	10,431	-	38	-	-	-	-	-	10,469

Operating (expenses) income	(3,447)	(15)	(500)	(3)	(572)	(204)	(2,451)	1,153	(6,039)
Impairment loss	-	-	-	-	-	-	-	-	-
Finance items	401	2	(4)	8	102	-	2	503	1,014
Income tax (expenses) recovery	(1,753)	-	5	-	(1)	-	-	(551)	(2,300)
Net income (loss)	$5,632	$(13)	$(461)	$5	$(471)	$(204)	$(2,449)	$1,105	$3,144

Attributed to:
Equity holders of the Company	4,363	119	(322)	22	(471)	(204)	(2,449)	1,105	2,163
Non-controlling interests	1,269	(132)	(139)	(17)	-	-	-	-	981
Net income (loss)	$5,632	$(13)	$(461)	$5	$(471)	$(204)	$(2,449)	$1,105	$3,144

Three months ended December 31, 2012
	China					Canada
	Henan	Henan						Other	Total
Statement of operations:	Luoning	Songxian	Hunan	Guangdong	Other	Silvertip	Head Office	Regions
Sales	$53,625	$-	$5,092	$-	$-	$-	$-	$-	$58,717
Cost of sales	(18,368)	-	(2,873)	-	-	-	-	-	(21,241)
Gross profit	35,257	-	2,219	-	-	-	-	-	37,476

Operating (expenses) income	(4,577)	(596)	(495)	(2)	(542)	(12)	(11,938)	609	(17,553)
Finance items	1,063	(213)	-	(41)	6	1	2	157	975
Income tax (expenses) recovery	(7,977)	-	(303)	-	(1)	-	-	(1,986)	(10,267)
Net income (loss)	$23,766	$(809)	$1,421	$(43)	$(537)	$(11)	$(11,936)	$(1,220)	$10,631

Attributed to:
Equity holders of the Company	18,585	(618)	987	(41)	(510)	(11)	(11,936)	(1,220)	5,236
Non-controlling interests	5,181	(191)	434	(2)	(27)	-	-	-	5,395
Net income (loss)	$23,766	$(809)	$1,421	$(43)	$(537)	$(11)	$(11,936)	$(1,220)	$10,631

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

Nine months ended December 31, 2013
	China					Canada
	Henan	Henan						Other	Total
Statement of operations:	Luoning	Songxian	Hunan	Guangdong	Other	Silvertip	Head Office	Regions
Sales	$86,120	$-	$6,145	$-	$-	$-	$-	$-	$92,265
Cost of sales	(45,683)	-	(5,123)	-	-	-	-	-	(50,806)
Gross profit	40,437	-	1,022	-	-	-	-	-	41,459

Operating (expenses) income	(10,878)	(782)	(1,469)	38	(1,460)	(224)	(10,248)	1,870	(23,153)
Impairment loss	-	(1,554)	(49,606)	-	-	(15,413)	-	-	(66,573)
Finance items	2,101	(7)	(13)	25	225	-	5	518	2,854
Income tax (expenses) recovery	(8,102)	(1)	12,045	-	(2)	-	-	(2,206)	1,734
Net income (loss)	$23,558	$(2,344)	$(38,021)	$63	$(1,237)	$(15,637)	$(10,243)	$182	$(43,679)

Attributable to:
Equity holders of the Company	18,454	(1,444)	(26,630)	79	(1,237)	(15,637)	(10,243)	182	(36,476)
Non-controlling interests	5,104	(900)	(11,391)	(16)	-	-	-	-	(7,203)
Net income (loss)	$23,558	$(2,344)	$(38,021)	$63	$(1,237)	$(15,637)	$(10,243)	$182	$(43,679)

Nine months ended December 31, 2012
	China					Canada
	Henan	Henan						Other	Total
Statement of operations:	Luoning	Songxian	Hunan	Guangdong	Other	Silvertip	Head Office	Regions
Sales	$139,651	$-	$8,824	$-	$-	$-	$-	$-	$148,475
Cost of sales	(51,072)	-	(5,957)	-	-	-	-	-	(57,029)
Gross profit	88,579	-	2,867	-	-	-	-	-	91,446

Operating (expenses) income	(11,250)	(1,609)	(1,413)	(34)	(1,568)	(50)	(19,617)	446	(35,095)
Finance items	2,800	(588)	3	(34)	268	1	84	238	2,772
Income tax (expenses) recovery	(20,934)	(3)	(102)	-	(13)	-	-	(4,419)	(25,471)
Net income (loss)	$59,195	$(2,200)	$1,355	$(68)	$(1,313)	$(49)	$(19,533)	$(3,735)	$33,652

Attributable to:
Equity holders of the Company	46,222	(1,677)	940	(65)	(1,253)	(49)	(19,533)	(3,735)	20,850
Non-controlling interests	12,973	(523)	415	(3)	(60)	-	-	-	12,802
Net income (loss)	$59,195	$(2,200)	$1,355	$(68)	$(1,313)	$(49)	$(19,533)	$(3,735)	$33,652

(c) Sales by metal

The revenues generated for the three and nine months ended December 31, 2013 and 2012 are as follows:

	Three months Ended December 31, 2013
	Henan Luoning	Hunan	Total
Silver (Ag)	$14,304	$-	$14,304
Gold (Au)	808	1,045	1,853
Lead (Pb)	6,824	-	6,824
Zinc (Zn)	988	1	989
	$22,924	$1,046	$23,970

	Three months Ended December 31, 2012
	Henan Luoning	Hunan	Total
Silver (Ag)	$37,551	$-	$37,551
Gold (Au)	1,533	4,934	6,467
Lead (Pb)	12,480	-	12,480
Zinc (Zn)	2,061	158	2,219
	$53,625	$5,092	$58,717

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

	Nine months Ended December 31, 2013
	Henan Luoning	Hunan	Total
Silver (Ag)	$55,064	$-	$55,064
Gold (Au)	2,909	5,991	8,900
Lead (Pb)	24,006	-	24,006
Zinc (Zn)	4,141	154	4,295
	$86,120	$6,145	$92,265

	Nine months Ended December 31, 2012
	Henan Luoning	Hunan	Total
Silver (Ag)	$95,241	$-	$95,241
Gold (Au)	3,894	8,667	12,561
Lead (Pb)	34,412	-	34,412
Zinc (Zn)	6,103	158	6,261
	$139,650	$8,825	$148,475

(d) Major customers

During the nine months ended December 31, 2013, three major customers (nine months ended December 31, 2012 - two) accounted for 13%, 23% and 38%, (nine months ended December 31, 2012 - 21% and 55%, respectively) and collectively 74% (nine months ended December 31, 2012 - 76%) of the total sales of the Company.

21.	COMMITMENTS AND CONTINGENCIES

Commitments, not disclosed elsewhere in these financial statements, are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$7,027	$190	$3,853	$2,984
Commitments	$7,559	$1,141	$-	$6,418

As of December 31, 2013, the Company has two office rental agreements totaling $7,027 for the next nine years and commitments of $7,559 related to the GC property.

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. As at December 31, 2013 and March 31, 2013, no contingent liabilities were accrued.

22.	SUPPLEMENTARY CASH FLOW INFORMATION

	December 31, 2013	March 31, 2013
Cash on hand and at bank	$27,482	$40,511
Bank term deposits and GICs	52,079	31,772
Total cash and cash equivalents	$79,561	$72,283

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

	Three Months Ended December 31,		Nine Months Ended December 31,
Net change in non-cash working capital	2013	2012	2013	2012
Trade and other receivables	$(95)	$315	$(227)	$9,966
Inventories	(319)	446	921	(513)
Prepaids and deposits	1,653	1,224	(360)	845
Accounts payable and accrued liabilities	3,397	(1,349)	5,376	(642)
Income tax payable	-	(208)	-	147
Deposits received	(1,893)	(408)	(2,762)	(462)
	$2,743	$20	$2,948	$9,341

Non-cash transactions:
Additions of plant and equipment included in accounts payable and accrued liabilities	$-	$5,963	$-	$7,062
Capital expenditures of mineral rights and properties included in accounts payable and accrued liabilities	$-	$4,045	$2,018	$5,459

23.	DISPOSITION OF A SUBSIDIARY

During the nine months ended December 31, 2013, the Company entered into a share transfer agreement (“the Agreement”) with an arm’s length private Chinese company. Pursuant to the Agreement, the Company’s subsidiary, Henan Found sold its 90% equity interest in ZX for $12.5 million (RMB 76 million). ZX’s main assets are the XBG property and its associated surface facilities. The total net assets disposed of are as follows:

ZX
Cash consideration received (RMB 50 million)	$8,164
Remaining consideration in receivable (RMB 26 million)	4,295
Total consideration (RMB 76 million)	$12,459
Cash and cash equivalents	$4
Trade and other receivables	12
Inventories	78
Prepaids and deposits	86
Plant and equipment	4,471
Mineral rights and properties	12,500
Accounts payable and accrued liabilities	(532)
Deferred income tax liabilities	(2,345)
Environmental rehabilitation	(142)
Accumulated comprehensive income	(289)
Net assets disposed of	$13,843
90% of net assets disposed of	$12,459
Gain on disposal of a subsidiary	$-

The Company had recognized an impairment charge of $1,554 on the XBG property in the previous quarter as part of the fair value assessment on ZX’s assets and liabilities when they were held for sale. There was no additional gain or loss on disposal of ZX during the quarter ended December 31, 2013.

Pursuant to the agreement, the buyer will pay the Company the remaining consideration of $4,295 (RMB 26 million) within 60 days after the buyer completes its shareholder’s registration with the local government. As of December 31, 2013, the registration was in progress and the $4,295 remaining consideration was included in trade and other receivables.